FRANKLIN TEMPLETON

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

January 4, 2022

VIA EDGAR CORRESPONDENCE FILING
U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:  Ms. Rebecca Marquigny

            Re:       The Money Market Portfolios – The U.S. Government Money Market Portfolio

                        File No. 811-07038

Dear Ms. Marquigny:

On behalf of The U.S. Government Money Market Portfolio (the “Fund”), a series of The Money Market Portfolios (the “Registrant”), set forth below are the Registrant’s responses to the comments from the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”), conveyed by you in a telephone conversation with Ms. Kristin Ives of Stradley Ronon Stevens & Young, LLP on December 10, 2021, regarding the Registrant’s Amendment No. 36 to its Registration Statement on Form N-1A filed on November 4, 2021 (the “Registration Statement”).  Below we have provided your comments and the Registrant’s response to each comment.

Comment 1:      In Part B to the Registration Statement, “Item 16. Description of the Fund and its Investments and Risks – Glossary of Investments, Strategies and Their Risks – Variable rate securities,” the Staff notes that the disclosure regarding the transition from LIBOR and its related risks has been deleted. Please explain supplementally why such disclosure has been deleted.

Response:         The Registrant removed the disclosure regarding the transition from LIBOR and the related risks because the Fund, as a fund that invests exclusively in U.S. Government securities, has no exposure to LIBOR.  To the extent that the Fund invests in securities with variable interest rates or floating interest rates, those rates are based upon the Secured Overnight Fund Rate (“SOFR”) published by the Federal Reserve Bank of New York.

Comment 2:      In Part B to the Registration Statement, “Item 16. Description of the Fund and its Investments and Risks – Policies and Procedures Regarding the Release of Portfolio Holdings,” the Staff notes that there have been significant revisions to the disclosures regarding the Registrant’s Portfolio Holdings Release Policy. Please either confirm that these changes have been made to conform such disclosure with the related disclosure of other U.S. registered open-end Franklin Templeton funds because the Fund and all such other funds are covered by the same policy or explain supplementally what impact the changes to such policy have on the Fund.

Response:         The Registrant confirms that the changes made to the above-referenced disclosures were made to conform the Fund’s disclosure with the related disclosure of other U.S. registered open-end Franklin Templeton funds because the Fund and all such other funds are covered by the same portfolio holdings release policy.

Ms. Rebecca Marquigny
January 4, 2022

We believe that we have responded fully to each of the SEC’s Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact Ms. Kristin H. Ives at 215-564-8037.

Sincerely,

/s/ Steven Gray

Steven Gray

Vice President and Co-Secretary

On behalf of the Registrant

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